Exhibit 99.4

PRESS RELEASE

United States: TotalEnergies Expands its Natural Gas
Production in Texas

Paris, April 8, 2024 – TotalEnergies has agreed to acquire the 20% interest held by Lewis Energy Group in the Dorado leases operated by EOG Resources (80%) in the Eagle Ford shale gas play, increasing its natural gas production capacity in Texas and further strengthening its business integration in the U.S. LNG value chain.

TotalEnergies increases its natural gas production in the U.S

Located in Texas, the Dorado field will allow TotalEnergies to increase its net U.S. natural gas production by 50 million cubic feet a day (Mcf/d) in 2024, with the potential for an additional 50 Mcf/d by 2028. The field has an emission intensity of around 10 kg CO2e/boe. In 2023, TotalEnergies’ net U.S. natural gas output reached around 340 Mcf/d (450 Mcf/d technical production).

TotalEnergies, largest exporter of U.S. LNG

With over 10 million tons (Mt) in 2023, TotalEnergies was the number one exporter of U.S. LNG, thanks to its 16.6% stake in the Cameron LNG plant in Louisiana and several long-term purchasing agreements. The Company’s LNG export capacity will reach 15 Mt/y by 2030 following the start-up of the first phase of the Rio Grande LNG project in Texas, currently under construction.

"This acquisition strengthens our production of natural gas in the United States, contributing to reinforce TotalEnergies' LNG integration with a low cost and low emission upstream gas feed,” said Nicolas Terraz, President, Exploration & Production at TotalEnergies. "We are pleased to partner with EOG Resources, an operator recognized for its strong technical expertise.”

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TotalEnergies in the United States

TotalEnergies is deploying its integrated energy model in the United States, where it has been active since 1957. With over 10 Mt of output in 2023, TotalEnergies is the leading exporter of US LNG, thanks to its 16.6% stake in the Cameron LNG plant in Louisiana and long-term supply contracts. By 2030, this capacity will reach 15 Mt/y, following the start-up of the Rio Grande LNG plant in South Texas.

With upstream gas production assets in Texas, the Company is integrated throughout the LNG value chain.

The US is a key country for the deployment of TotalEnergies’ Integrated Power strategy, where its portfolio includes 25 GW of renewables projects, flexible generation assets, including 1.5 GW of gas-fired power plants in Texas, and a trading center in Houston.

The Company is also active in upstream oil production in the Gulf of Mexico, and in refining and petrochemicals, centered on its platform in Port Arthur (Texas). TotalEnergies is also present in CCS and in low-carbon fuels, such as biogas and e-NG.

TotalEnergies, the world’s third largest LNG player

TotalEnergies is the world’s third largest LNG player with a global portfolio of 44 Mt/y in 2023 thanks to its interests in liquefaction plants in all geographies. The Company benefits from an integrated position across the LNG value chain, including production, transportation, access to more than 20 Mt/y of regasification capacity in Europe, trading, and LNG bunkering. TotalEnergies’ ambition is to increase the share of natural gas in its sales mix to close to 50% by 2030, to reduce carbon emissions and eliminate methane emissions associated with the gas value chain, and to work with local partners to promote the transition from coal to natural gas.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).